UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Announcement of Share Repurchase Program

On November 27, 2025, the board of directors of Fitell Corporation (the “Company”) authorized a share repurchase program (“Share Repurchase Program”), under which the Company may repurchase up to $3.0 million of its outstanding Class A ordinary shares, par value $0.0016 per share. The Share Repurchase Program will last a period of 24 months upon the date on which it was approve.

Pursuant to the Share Repurchase Program, the Company intends to repurchase its Class A ordinary shares, from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable U.S. federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

The price which the Company will pay for any such shares will be the prevailing market price at the time of acquisition, subject to certain limitations imposed by applicable securities laws. All shares repurchased pursuant to the Share Repurchase Program will be held as treasury stock or cancelled.

Rodman & Renshaw LLC has been appointed as the broker to implement the Share Repurchase Program according to the Company’s instruction, and in accordance with the rules and regulations of U.S. Securities and Exchange Commission and The Nasdaq Stock Market LLC.

This Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A ordinary shares, and the Share Repurchase Program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Issuance of Press Release

On December 1, 2025, the Company issued a press release regarding the Share Repurchase Program. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

This Report on Form 6-K shall not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

Exhibit No.	Description
99.1	Press Release: Fitell Corporation Announces $3 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)